


SECURITIES AND EXCHANGE COMMISSION

05041616

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 40452

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/04 (MM/DD/YY) AND ENDING 03/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SEIBT FINANCIAL SERVICES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8645 W. Sahara Avenue
(No. and Street)

Las Vegas, (City) NV (State) 89117 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Hans Seibt (702) 254-6613
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dunleavy & Company, P.C.
(Name – *if individual, state last, first, middle name*)

13116 South Western Avenue, (Address) Blue Island, (City) Illinois (State) 60406 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
JUL 25 2005
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Hans Seibt, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Seibt Financial Services, Inc., as of March 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE



NOTARY PUBLIC
STATE OF NEVADA
County of Clark
NATALIE VILLARANTE
No: 01-66722-1
My Appointment Expires Jan. 12, 2009

Notary Public

Signature

President

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~ Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SEIBT FINANCIAL SERVICES
D/B/A SEIBT FINANCIAL SERVICES, INC.

STATEMENT OF FINANCIAL CONDITION
AND INDEPENDENT AUDITORS' REPORT

MARCH 31, 2005

DUNLEAVY & COMPANY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
13116 SOUTH WESTERN AVENUE
BLUE ISLAND, ILLINOIS 60406

(708) 489-1680
Fax: (708) 489-1717

INDEPENDENT AUDITORS' REPORT


SEC MAIL PROCESSING
RECEIVED
MAY 3 1 2005
WASH. D.C.
209
SECTION

Board of Directors
Seibt Financial Services
D/B/A Seibt Financial Services, Inc.

We have audited the accompanying statement of financial condition of Seibt Financial Services D/B/A Seibt Financial Services, Inc. as of March 31, 2005 that you are filing pursuant to rule 17a-5 under the Securities and Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and the significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Seibt Financial Services D/B/A Seibt Financial Services, Inc. as of March 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

Dunleavy & Company, P.C.

DUNLEAVY & COMPANY, P. C.
Certified Public Accountants

Blue Island, Illinois
April 19, 2005

SEIBT FINANCIAL SERVICES
D/B/A SEIBT FINANCIAL SERVICES, INC.

STATEMENT OF FINANCIAL CONDITION

MARCH 31, 2005

ASSETS

Cash and cash equivalents	$ 2,875
Receivables from broker/dealers	17,657
Furniture and equipment at cost, net of $206,761 accumulated depreciation	2,007
Related party receivables	724
Other assets	7,420
TOTAL ASSETS	$ 30,683

LIABILITIES AND SHAREHOLDERS' EQUITY

LIABILITIES	
Accounts payable and accrued expenses	$ 4,589
Commissions payable	8,021
Total Liabilities	$ 12,610
SHAREHOLDERS' EQUITY	
Common stock, no par value; authorized, issued and outstanding 5,000 shares	$ 10,000
Additional paid-in capital	458,199
Retained earnings (deficit)	(450,126)
Total Shareholders' Equity	$ 18,073
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 30,683

The accompanying notes are an integral part of this financial statement.

SEIBT FINANCIAL SERVICES
D/B/A SEIBT FINANCIAL SERVICES, INC.

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED MARCH 31, 2005

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

Organization - The Company, a wholly-owned subsidiary of Seibt Enterprises, Inc., was incorporated in the state of Nevada on October 11, 1988. The Company is registered with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers, Inc. The Company's principal business activity is the sale of securities.

Securities Owned - Securities positions are valued at market value and securities not readily marketable are valued at fair value as determined by the board of directors. The resulting difference between cost and market (or fair value) is included in income.

Securities Transactions - Commission revenue and related expense arising from securities transactions are recorded on a trade date basis.

Cash Equivalents - Cash equivalents are defined as certificates of deposit and U.S. government obligations with a maturity date, when purchased by the Company, of less than 90 days and those securities registered under the Investment Company Act of 1940 which are comprised of cash and other short-term debt instruments and are commonly referred to as "money market funds."

Concentration of Risk - Substantially all the Company's cash is on deposit at one financial institution and the balance at times may exceed the federally insured limit. Due to the strong credit rating of this financial institution, the Company believes it is not exposed to any significant credit risk to cash.

Furniture and equipment - Depreciation is provided using the straight-line method over five and seven year periods.

Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - CLEARING AGREEMENT WITH OFF-BALANCE-SHEET RISK

The Company has entered into an agreement with another broker/dealer (Clearing Broker/dealer) whereby the Company forwards (introduces) customer securities transactions to the Clearing Broker/dealer, fully disclosing the customer name and other information. The processing and, if applicable, any financing pertaining to the introduced securities transactions are performed by the Clearing Broker/dealer. The customer account is therefore maintained and recorded in the books and records of the Clearing Broker/dealer on the Company's behalf. In consideration for introducing customers to the Clearing Broker/dealer, the Company receives commissions and other consideration, less the processing and other charges of the Clearing Broker/dealer. As part of the terms of the agreement between the Company and Clearing Broker/dealer, the Company is held responsible for any losses arising when the customers introduced by the Company to the Clearing Broker/dealer fail to meet their contractual commitments pertaining to the purchase, sale and possible financing of securities transactions. The Company may therefore be exposed to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations and it is necessary for the Clearing Broker/dealer to purchase or sell the securities at a loss. The Company's exposure to risk would consist of the amount of the loss realized and any additional expenses incurred pertaining to the transaction or other customer activity.

Through their Clearing Broker/dealer, the Company enters into various transactions, on behalf of its customers, involving derivatives and other off-balance sheet financial instruments, including exchange-traded and over-the-counter options. These derivative financial instruments are used to meet the needs of customers and are, therefore, subject to varying degrees of market and credit risk. In addition, the Company's customers may sell securities that they do not currently own and will, therefore, be obligated to purchase such securities at a future date. Since the Company does not enter into these derivative transactions for its own purposes, but merely to accommodate its customers, the Company's exposure to risk is limited to the risk stated previously should the customers fail to meet their contractual commitments pertaining to the purchase, sale and possible financing of these financial instruments.

SEIBT FINANCIAL SERVICES
D/B/A SEIBT FINANCIAL SERVICES, INC.

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED MARCH 31, 2005

NOTE 3 - NET CAPITAL REQUIREMENTS

As a registered broker/dealer and member of the National Association of Securities Dealers, Inc. the Company is subject to the Uniform Net Capital Rule, which requires the maintenance of minimum net capital and requires that the ratio of aggregated indebtedness to net capital, both as defined, shall not exceed 1500%. At March 31, 2005 the Company's net capital and required net capital were $7,009 and $5,000 respectively. The ratio of aggregate indebtedness to net capital was 180%.

NOTE 4 - LEASE COMMITMENT

Minimum annual rentals under a lease for office space that is classified as an operating lease and expires February 29, 2008, exclusive of additional payments which may be required for certain increases in operating and maintenance costs, are as follows:

Year Ending March 31,	Amount
2006	$ 55,850
2007	55,850
2008	13,962
Total	$ 125,662

The total expenditure for office space for the year ended March 31, 2005 was $55,825.

NOTE 5 - INCOME TAXES

The Company reports its income for federal income tax purposes on a calendar year basis. As of December 31, 2004 the Company had yet unused a net operating loss a carryforward of $862,079 which begins to expire on January 1, 2013.

SEIBT FINANCIAL SERVICES
D/B/A SEIBT FINANCIAL SERVICES, INC.

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED MARCH 31, 2005

NOTE 6 - RELATED PARTY TRANSACTIONS

As mentioned in Note 1, the Company is a wholly-owned subsidiary of Seibt Enterprises, Inc. In addition, through common ownership the Company is affiliated with Clark and Nye County Development Corp., NS Development and NVS Insurance (NVS).

Pursuant to a written agreement, NVS has paid the Company $38,654 during the year ended March 31, 2005 for services provided and as reimbursement of various expenses the Company incurred on NVS's behalf. This amount is included as "Management fees" revenue on the Statement of Income